UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Name of Issuer) RING ENERGY, INC.
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)

76680V108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

William R. Kruse
1340 S. Main St. Suite 300
Grapevine, Texas 76051

January 31, 2022
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	76680V108	Page 2 of 6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
William R. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,014,300[1]
	8	SHARED VOTING POWER
12,925,434[1]
	9	SOLE DISPOSITIVE POWER
1,014,300[1]
	10	SHARED DISPOSITIVE POWER
12,925,434[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,939,734[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%[2]
14	TYPE OF REPORTING PERSON
IN

1	William R. Kruse owns 14,300 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse owns warrants (the ”Warrants”) to purchase an additional 1,000,000 shares, which are included in the total. William R. Kruse and Deborah L. Kruse own 12,925,434 shares in accounts as joint tenants with right of survivorship.

2	Based on 99,640,162 shares issued and outstanding based on the information from the Issuer’s 10-Q filed on November 9, 2021, plus the 1,000,000 shares that would be assumed to be issued and outstanding upon the exercise of Warrants by Mr. Kruse, but not including any other shares that could be issuable to others pursuant to warrants.

CUSIP No.	76680V108	Page 3 of 6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Deborah L. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0[1]
	8	SHARED VOTING POWER
12,925,434[1]
	9	SOLE DISPOSITIVE POWER
0[1]
	10	SHARED DISPOSITIVE POWER
12,925,434[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,925,434[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%[2]
14	TYPE OF REPORTING PERSON
IN

1	William R. Kruse owns 14,300 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse owns Warrants to purchase an additional 1,000,000 shares. William R. Kruse and Deborah L. Kruse own 12,925,434 shares in accounts as joint tenants with right of survivorship.

2	Based on 99,640,162 shares issued and outstanding based upon the Issuer’s 10-Q filed on November 9, 2021.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, $.001 par value per share (the “Shares”), of Ring Energy, Inc., a Texas corporation (the “Issuer”), whose principal executive offices are located at 1725 Hughes Landing Blvd., Suite 900, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

(a)      This Schedule 13D is filed by William R. Kruse, and spouse Deborah L. Kruse who are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The Reporting Persons’ business address is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

(c)        Mr. Kruse’s primary occupation is that of an individual investor in public and private companies, and in family owned businesses and investment entities. Ms. Kruse is also an individual investor, through the same entities as owned by Mr. Kruse.

(d)       During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funding the initial purchase in the Shares was the personal funds of the respective Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued and represented an attractive investment opportunity.

The Reporting Persons intend to have discussions with representatives of the Issuer's management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, banking, strategic direction, and Share performance matters. The Reporting Persons intend to engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the Shares, including each of the matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons may from time to time and at any time: (i) acquire additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons seek to analyze and evaluate the Issuer’s current Board. The Reporting Persons believe that a newly reconstituted Board that includes additional or replacement members may better serve the interests of all of the Issuer’s shareholders.

The Reporting Persons are prepared to work with the Issuer and management, including the Board, to achieve mutually acceptable goals.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

As noted on the cover page, this Schedule 13D is filed as a result of the Reporting Persons changed status regarding certain control issues.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Kruse may be deemed to be the beneficial owner of 13,939,734 Shares. Such Shares represent approximately 13.9% of the outstanding Shares. Ms. Kruse may be deemed to be the beneficial owner of 12,925,434 Shares. Such Shares represent approximately 13.0% of the outstanding Shares.

(b)	Mr. Kruse may be deemed to have the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,014,300 Shares. Ms. Kruse does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any Shares. Mr. Kruse and Ms. Kruse are each deemed to have shared voting power and shared dispositive power of 12,925,434 Shares.

(c)	The Reporting Person received all of shares in open market purchases, except for 1,000,000 Shares and the warrants which were received by Mr. Kruse in a public offering through the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

	By:	/s/ William R. Kruse
	Name	William R. Kruse
	Title	Individual

Dated: February 4, 2022

	By:	/s/ Deborah L. Kruse
	Name	Deborah L. Kruse
	Title	Individual